UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2016

Commission File No.: 333-159793-01

TELESAT HOLDINGS INC.

(Name of Registrant)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Departure of Directors or Certain Members of Senior Management; Election of Directors

Telesat Holdings Inc. is pleased to announce that, effective August 3, 2016, Mr. Richard Fadden has joined the Board of Directors of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and the Board of Managers of Telesat LLC .  Mr. Fadden was the National Security Advisor to the Prime Minister of Canada from January 19, 2015 to March 31, 2016. Previously he was the Deputy Minister of National Defence starting in May 2013 and served as the Director of the Canadian Security Intelligence Service from 2009 until 2013. Mr. Fadden has also served as the Deputy Minister for Citizenship and Immigration Canada from 2006 to 2009, the Deputy Minister of Natural Resources Canada from 2005 to 2006, President of the Canadian Food Inspection Agency from 2002 to 2005, and Deputy Clerk and Counsel in the Privy Council Office from 2000 to 2002, during which time he assumed the additional duties of Security and Intelligence Coordinator in February 2001. Earlier in his career, Mr. Fadden worked in a variety of positions throughout the Government of Canada including in the Department of External Affairs, the Office of the Auditor General of Canada, Natural Resources Canada and the Treasury Board Secretariat.

Telesat Holding Inc is also pleased to announce that, effective  August 8, 2013, Mr. Guthrie Stewart has joined the Board of Directors of Telesat Holdings Inc., Telesat Interco Inc. and Telesat Canada, and the Board of Managers of Telesat LLC. Mr. Stewart is currently the Senior Vice President and Global Head of Private Investments for the Public Sector Pension Investment Board (“PSP Investments”), a position he has held since joining PSP Investments in 2015 . Prior to joining PSP Investments, Mr. Stewart was a director and advisor for a number of public and private enterprises and investment funds. He was also a partner at Edgestone Capital. Prior to that Mr. Stewart spent 15 years in executive roles in the telecommunications industry, including as President and CEO of Teleglobe Canada. Prior to Teleglobe, he was an officer of BCE Mobile Communications Inc. Mr. Stewart began his career as a corporate and acquisitions lawyer in Toronto with Osler.

Mr. Fadden has been elected as one of the four Independent Directors of Telesat replacing Mr. Peter Harder who resigned as a director effective March 18, 2016. PSP Investments nominated Mr. Stewart to replace Mr. Antoine Bisson-McLernon, who resigned as a director effective July 29, 2016, as one of its three nominees to the Board of Directors pursuant to the Shareholders Agreement described in “Item 7B. Related Party Transactions” of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended 2015. Except for the Shareholder Agreement, there are no material arrangements or understanding with major shareholders or between any two or more directors or members of senior management pursuant to which he was elected as a director.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT HOLDINGS INC.

Date: August 9, 2016	By:	/s/ CHRISTOPHER S. DIFRANCESCO
		Name:	Christopher S. DiFrancesco
		Title:	Vice President, General Counsel and Secretary

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